May 7, 2014

By EDGAR & Federal Express

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Re:	Supplemental Response to Comment Letter Dated April 18, 2014
Viper Energy Partners LP
Registration Statement on Form S-1
Submitted March 21, 2014
CIK No. 0001602065

Dear Mr. Winfrey:

This letter is being submitted on behalf of Viper Energy Partners LP (the “Registrant”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 18, 2014 (the “Comment Letter”), with respect to the draft Registration Statement on Form S-1, initially submitted with the Commission on March 21, 2014 (the “Confidential Submission”). The Comment Letter included, among other comments, a request for certain supplemental materials. In connection with the submission of this letter, the Registrant is filing through EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”).

In response to comment 18 of the Comment Letter, we are enclosing as supplemental information (the “Supplemental Information”) a CD-ROM that contains (i) the petroleum engineering report that the Registrant used as the basis for its December 31, 2013 proved reserves disclosed in the Registration Statement, (ii) a spreadsheet that contains each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for the Registrant’s proved undeveloped properties, (iii) engineering exhibits for each of the Registrant’s “strategic” wells drilled to “delineate [its] acreage position” described on page 79 of the Confidential Submission and (iv) a discussion of the procedures that the Registrant used to determine the economic limits for the projections of estimated future production of the proved reserves of the Registrant’s royalty properties.

We have separately submitted a confidential treatment request under the Freedom of Information Act and Rule 418(b) request with respect to the Supplemental Information.

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Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 United States of America Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission May 7, 2014 Page 2

Thank you for your consideration. Please direct any questions you have with respect to the supplemental materials to me at (212) 237-0133.

Very truly yours,

/s/ Brenda Lenahan
Brenda Lenahan
Vinson & Elkins L.L.P.

Enclosures

cc:	Caroline Kim
Randall J. Holder – Viper Energy Partners LP
Teresa L. Dick – Viper Energy Partners LP
Mike Rosenwasser – Vinson & Elkins L.L.P.